Mail Stop 3720

April 4, 2006

Mr. Victor Tong
President
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

        Re: **PacificNet Inc.**
                Form 10-KSB for Fiscal Year Ended December 31, 2004
                Filed April 19, 2005

                Form 10-QSB for Fiscal Quarter Ended September 30, 2005
                File No. 000-24985

Dear Mr. Tong:

        We have reviewed your supplemental response letter dated March 15, 2006 as well as your filings and have the following comments. As noted in our comment letter dated February 6, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 1. Description of Business, page 1

Consolidation of Variable Interest Entities, page 5

1. Please be advised that we are still evaluating your responses to comments 3 and 7.

Consolidated Statements of Cash Flows, page 32

2. We reiterate our previous comment 2 and continue to believe that the increase in the minority interest balance resulting from new acquisitions should not be included as an adjustment to net income to arrive at cash flows from operating activities.

1. Nature of Operations and Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

3. We note from your response to comment 5 that you recognize revenue for all types of cards distributed by YueShen on a gross basis. However, on page 9 your response letter dated January 15, 2006 you indicate that YueShen recognizes revenue net as an agent. Please reconcile for us this apparent discrepancy between your two response letters.

2. Business Acquisitions, page 39

4. We refer to your response to comment 6. Please tell us the valuation model and the significant assumptions you will use to value the warrants issued in conjunction with your 2004 and 2005 acquisitions. Further, if you value your shares of common stock at a price that is different than the market value of those shares for a reasonable period before and after the date that the terms of the acquisition have been agreed to, explain to us your GAAP basis for doing so.

*   *   *   *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director